UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

x Form C: Offering Statement

☐ Form C-U: Progress Update

☐Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Showdeo, Inc.

Legal status of issuer Form

Public Benefit Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

January 8, 2019

Physical address of issuer

56B 5TH ST LOT 1 #3087
CARMEL-BY-THE-SEA, CA 93921-9905

Carmel, CA 93923

Website of issuer

https://showdeo.com/

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6.0% of offering proceeds plus third-party escrow account costs

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Convertible Revenue Share

Price (or method for determining price)

Face value

Target offering amount

$15,000

Oversubscriptions accepted:

x Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

x First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$318,000

Deadline to reach the target offering amount

October 15, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

Three

Financial summary

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$0	$0
Cash and Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0

Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

Showdeo, Inc.

By: /s/ Jason Henderson
_____
     Name: Jason Henderson
     Title: President & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason Henderson
_____
Name: Jason Henderson
Title: President & CEO

Date: June 7, 2019

Form C

Offering Statement
of
Showdeo, Inc.
(the "issuer," the "company," "we," "our," "us")

Convertible Revenue-Share Promissory Notes

Forward-Looking Statement Disclosure

This Form C, including any Exhibits referred to in this offering statement, and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C, including any Exhibits referred to in this offering statement, and on the intermediary's website, are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, including the Exhibits referred to in this offering statement, and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website speaks only as of the date of this Form C. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

About this Form C

You should rely only on the information contained in this Form C (including the Exhibits referred to in this offering statement). You should assume that information contained in this Form C (including the Exhibits contained in this offering statement) is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C (including the Exhibits referred to in this offering statement) does not purport to contain all of the information that may be required to evaluate this offering and any recipient of this Form C should conduct its own independent analysis. The statements of the company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with this offering described herein and may not be reproduced or used for any other purpose.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Showdeo, Inc.	Public Benefit Corporation	Delaware	January 8, 2019	56B 5th St. Lot 1 #3087 Carmel by the Sea, CA 93921-9905	https://showdeo.com/

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Jason Henderson (the "Founder")	Founder, Director, President, CEO	1/2019

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Jason Henderson	California State University at Monterey Bay	Public University	Lecturer	8/2015 to Present

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Jason Henderson	100%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

The company was founded in 2019 to impact education on two fronts: 1) give educators better tools for creating class materials and sharing those materials with students; and 2) give teachers ways to add to their income by publishing their class materials and allowing them to open micro-stores online to sell materials from other authors.

Anyone can use the companies' tools to create their own interactive learning materials (and hosted online school) for fans of the gig economy. The company plans to expand to help professors and educators worldwide to create impactful learning materials by leveraging continuous feedback for material creation and GitHub-style collaboration tools. The company envisions billions of people all over the world teaching each other using inexpensive and powerful tools to share knowledge and teach skills on any topic.

For further information, please see **Exhibits A (Showdeo Business Description and Plan) and B (Slide Deck)**, filed with the U.S. Securities and Exchange Commission (the "SEC") with this offering statement.

(e) The current number of employees of the issuer.

Three.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

The SEC does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

Furthermore, these securities have not been recommended or approved by any other federal or state securities commission or regulatory authority, and these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Any continued future success that the company might enjoy will depend upon many factors.

Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

These factors include those beyond the control of the company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; increases in operating costs; the company's ability to expand its customer base and retain key customers; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the company's business, operating results, and financial condition.

Some specific risks include, but are not limited to:

1. **Our business projections are only projections.** There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people will think it is a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract new business.

   Any valuation at this state is difficult to assess. The Company established the valuation for the offering. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may be at risk of overpaying for your investment.

2. **The transferability of the Securities you are buying is limited.** Any investment purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock or note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock/note back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, a transfer to a trust created for the benefit of your family, or in connection with your death or divorce.

3. **If the Company cannot raise sufficient funds it will not succeed.** The Company is offering a revenue share in an amount up to $318,000 and may close any investments that are made once the minimum target amount of $15,000 is met. Even if the maximum amount is raised, the Company is likely to need additional funds in the future. If the Company is unable to raise those additional funds for whatever reason, including reasons related to the Company itself or the broader economy, it may not survive. If the Company only raises the minimum target amount of funds sought it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

4. **We may need to raise more capital in the future.** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional debt or

equity capital, modify our growth plans or take some other action. We may need to bring on new investors. Securing additional investors could impact the pricing of our equity below its current price. If this were to happen, your investment could lose value as a result of dilution. In any event, any ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors we may have to cease sales activity. In that event, only the Company's intellectual property would remain. Even if we were not forced to cease our sales activity the unavailability of credit could result in the Company performing below expectations.

5. **Terms of subsequent financings may adversely impact your investment.** We will likely need to engage in common equity, debt, or common or preferred stock financings in the future, which may reduce the value of any Non-Voting Common Stock you acquire. Interest on debt securities could increase costs and negatively impact operating results. Preferred Stock could be issued in a series from time to time wish such designation, rights preferences, and limitations as needed to raise capital. In addition, if we need to raise more equity from the sale of Non-Voting Common Stock, or Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

6. **Management Discretion as to Use of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net process reserved for one category to another and we will have broad discretion in doing so.

7. **We may never have an operational product or service.** It is possible that there may never be an operational publishing and retail platform or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in the business model as determined by the Company in its discretion. There is no assurance that said change, if any, would be in the best interest of the Company's investors or creditors.

8. **No guaranteed return.** No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment. Our business plans do project the ability to repay debt, but this is not guaranteed.

9. **We face significant market competition.** We will compete with larger, more established companies, who currently have products on the market and/or various product development programs in place. They may have better access to capital, broader marketing/sales development and more human resources than we currently have. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. It is possible that competitors will

render our technology or products obsolete or that the products developed by others will be preferred to any existing or newly developed technologies. It should be assumed that competition will intensify.

10. **We are an early stage company and have not yet generated any profits.** The Company was formed on January 8, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These risks include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Showdeo, Inc. will likely incur a net loss in the current operating year and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate revenues sufficient to pay dividends to the holders of the shares. If you are investing in this company, it is because you think that the learning software platform is a good idea and that the team will be able to successfully market and sell the product or service.

11. **Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.** Intellectual property is a complex field of law and litigation of these matters can be prohibitively expensive. It is possible that competitors will be able to design around our intellectual property, find ways to invalidate it, or render any patents unenforceable. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might have been able to raise by entering into sublicensing agreements.

12. **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.** The success of the Company depends on qualified people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals when we need them.

13. **Tax Risks.** No representation or warranty of any kind is made by the company, the members, managers, counsel to the company, or any other professional advisors thereto with respect to any tax consequences of any investment in the company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

14. **Minority Holder; Securities without Voting Rights.** There are no voting rights associated with the Offering and therefore you will have no ability to influence

management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investment. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid.

15. **Our new product could fail to achieve the sales projections we expect.** Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current product has. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investments.

The above list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $15,000, and the deadline to reach this amount is October 15, 2019.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $318,000. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

The offering proceeds will be used to increase the company's capacity to grow its business through sales and marketing.

$15,000	Software development contracting; Server and operating costs; Legal & Accounting; Platform fees

$50,000	Software development contracting; Server and operating costs; Legal & Accounting; Platform fees
$150,000	Software development employment; Advertising and marketing costs; Management costs; Server and operating costs; Legal & Accounting; May include vendor payments, payments to self, friend or relative; Platform fees
$318,000 or more	Software development employment; Advertising and marketing costs; Professional event fees and travel costs; Management costs; Server and operating costs; Legal & Accounting; May include vendor payments, payments to self, friend or relative; Platform fees

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will:

1. Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that you are expected to receive.
2. Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at its face value.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

See exact security attached as **EXHIBIT C**, Revenue Share Agreement. The main terms of the Convertible Revenue Shares are provided below.

Convertible Revenue Shares
We are offering securities in the form of a Convertible Revenue Share, which provides Investors the right to non-voting common stock in the Company ("Non-Voting Common Stock").

Redemption
The Company may redeem 90% of the Percentage interest in the company (e.g. if the Percentage is 1.0%, then the Company may redeem 0.9% of the original 1.0%) by making the redemption payments described below. Starting with the first year after the Redemption Start Date, which is the first full calendar year following the Purchase , the Company shall make mandatory annual redemption payments to Purchaser equal to the Redemption Amount for each calendar year (the "Redemption Payments"). Each annual Redemption Payment will be made no later than last

business day of the first quarter of the subsequent year. The Company's obligation to make Redemption Payments shall terminate once Purchaser has received aggregate Redemption Payments equal to three times (3x) the Purchase Amount (the "Max Redemption Payment"). Once the Company has paid the Max Redemption Payment, the Percentage will be redeemed down to 10% of its initial value. Each pro rata portion of the Max Redemption Payment will redeem a pro rata portion of the Percentage. For example, if the Percentage is 10%, then Redemption Payments equal to 1x the Purchase Amount will redeem 3% of the Percentage. And Redemption Payments equal to 1/3 of the Purchase Amount will redeem 1% of the Percentage. The Company may from time to time, in its sole discretion, make discretionary Redemption Payments prior to the Redemption Start Date and/or in excess of the Redemption Amount for such calendar year (the excess above the minimum Redemption Payments required shall be referred to as a "Discretionary Redemption Payments"). If the Company fails to pay any Redemption Payment without prior written consent, then the Purchaser will have the option in its sole discretion to increase its Percentage by returning all Discretionary Redemption Payments that were made during the two quarters prior to the Next Financing or Change of Control. If the Company voluntarily terminates operations or enters into a general assignment to the benefit of the Company's creditors, then the Purchaser will have the option in its sole discretion: (i) to increase its Percentage by returning all Discretionary Redemption Payments that were made during the two quarters prior to the Next Financing or Change of Control; and, (ii) to accelerate the entire Max Redemption Payment, which will become immediately due and payable.

Conversion
If there is a Next Financing before the expiration or termination of this instrument, then this instrument will automatically convert into a number of shares of Next Financing Non-Voting Common Stock such that Purchaser owns the Percentage of Company Capitalization. In addition, if the Company issues preferred stock for aggregate proceeds of less than the Conversion Trigger, or if the Company issues securities other than preferred stock (such as common stock or convertible notes), then Purchaser will have the option in its sole discretion to consider such issuance a Next Financing and to convert the Purchase Amount in such Next Financing in accordance with the first sentence of this paragraph. In connection with such conversion, the Purchaser will execute any document of the same transaction documents relating to the Next Financing that are executed by the purchasers of the Next Financing Preferred Stock, which may be modified as needed to reflect differences between preferred stock and non-voting common stock, including, if applicable, the investors' rights, co-sale, voting or other agreements deemed necessary or relevant in the sole discretion of the Company ("Next Financing Documents").

Liquidity Events
If there is a Change of Control before a Next Financing and before the expiration or termination of this instrument, then upon closing of such Change of Control, this instrument will automatically be converted into the right to be paid an amount equal to the greater of (i) the then-current Percentage times the Proceeds, and (ii) the unredeemed Purchase Amount. If any Proceeds are subject to escrow, holdback, earn-out conditions or other contingencies, then Purchaser will receive its Percentage of such Proceeds if and when such Proceeds are released to

the Company's stockholders (or released to the Company in the case of a Change of Control structured as an asset sale). Any Change of Control structured as a sale of stock (whether by merger or otherwise) must be conditioned on the acquirer agreeing to purchase this instrument for the price indicated above.

If there is an initial public offering before a Next Financing and before the expiration or termination of this instrument, then the Purchase Amount will automatically convert into the number of shares of common stock such that Purchaser owns the Percentage of Company Capitalization immediately prior to the initial public offering (treating all references to the "Next Financing" in the definition of Company Capitalization as references to the initial public offering for such purposes).

Voting Rights
Investors who invest in the Convertible Revenue Shares will have no voting rights.

Termination of the Company
If the Company ceases operations, liquidates, dissolves, winds up or has its assets assigned to creditors prior to an issuance of securities involving Preferred Stock, the Company will pay first the other holders of existing Preferred Stock, based on the terms of the Company's certificate of incorporation, and then holders of the Convertible Revenue Shares. These payments will occur before any distributions to holders of common stock. If there are not sufficient Company assets to pay holders of the Convertible Revenue Shares the amount of their investments, as determined by the Company's board of directors, payments will be made on a pro-rata basis. In this case, Investors may not recoup part or all of their investment from the Company.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The company's Founder and sole owner has the absolute right to make decisions with respect to the assets of the company. It is possible that the Founder could make a decision that has negative consequences for the company and therefore the investors in the Revenue Shares.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Each Revenue Share is valued at its face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Investors in this offering will have no voting rights or other decision-making rights in the company. Decision-making rights belong exclusively to the Founder. It's possible that the Founder will make a decision—including the issuance of additional securities, a sale of the issuer or of the assets of the issuer or transactions with related parties—that has negative consequences for the company and affects the company's ability to make payments on the Revenue Shares.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after it is issued unless they are transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund Mainstreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6% of offering proceeds plus reimbursement of actual third-party escrow, funds management and compliance costs. These fees are estimated between 1% and 3% depending on the types of payments we allow (permitting the use of credit cards, for example, increases third-party cost percentage).

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

None.

(q) A description of exempt offerings conducted within the past three years.

None.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the

Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

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(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion of our financial condition together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

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(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which

shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC with this offering statement as **Exhibit D**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

We will file a report with the SEC in the year following our campaign and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our first annual report will be posted at https://www.showdeo.com/invest by April 30, 2020.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form C.

Exhibits List

Exhibit A: Business Plan
Exhibit B: Pitch Deck
Exhibit C: Revenue Share Agreement

Exhibit D: Reviewed Financial Statements
Exhibit E: Crowdfunding Page
Exhibit F: Crowdfunding Video Transcript
Exhibit G: Showdeo Q&A